Exhibit 99.1
Notice of Annual General Meeting
to be held on 31 July 2026
ICON plc
(the “Company” or “ICON”)
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the
European Communities (Markets in Financial Instruments) Regulations 2017 (as amended) or the
Investment Intermediaries Act, 1995 (as amended).
If you have sold or transferred your entire holding of ordinary shares in ICON, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

ICON plc – Notice of Annual General Meeting 2026
26 June 2026
To: All ICON Shareholders
NOTICE OF ANNUAL GENERAL MEETING
Dear Shareholder
The Annual General Meeting of ICON plc will be held at 11.00am (Dublin time) on 31 July 2026 at
ICON’s global headquarters in South County Business Park, Leopardstown, Dublin 18, Ireland (the
“AGM”).
The purpose of this letter is to outline the background to and summarise the resolutions to be proposed at the AGM.  Please refer to the Form of Proxy for the AGM (which is separately enclosed) and the notes on pages 9 to 11 for details on how to vote your shares and return your Form of Proxy.  Your attention is also drawn to the notice of the AGM on pages 5 to 8 which sets out the matters to be considered at the AGM.
Election and Re-election of Directors (ordinary resolutions 1.1 to 1.10)
In accordance with our Constitution (by-laws), one third of the members of the Board of Directors of the Company (the “Board”) who are subject to retirement by rotation are required to retire from office and may stand for re-election at the AGM. Notwithstanding the Company’s Constitution, the Board’s
current policy (in place since July 2022 and reflected in the Company’s Corporate Governance
Guidelines) is that all Directors shall retire from office and seek election/re-election by the shareholders at the AGM annually. Accordingly, the following Directors (being all of the current
Directors on the Board) will stand for election/ re-election:
-Mr. Ciaran Murray – non-executive Director and Chair
-Mr. Barry Balfe – Chief Executive Officer and Director
-Mr. Rónán Murphy – Lead Independent Director and non-executive Director
-Dr. John Climax – founder & non-executive Director
-Ms. Julie O’Neill – non-executive Director
-Mr. Eugene McCague – non-executive Director
-Dr. Linda Grais – non-executive Director
-Ms. Anne Whitaker – non-executive Director
-Mr. Kevin Egan – non-executive Director
-Mr. Jeff Elliott – non-executive Director
Mr. Ciaran Murray, Mr. Rónán Murphy, Dr. John Climax, Ms. Julie O’Neill, Mr. Eugene McCague,
Dr. Linda Grais, Ms. Anne Whitaker, Mr. Kevin Egan and Mr. Jeff Elliott are each “independent”
non-executive Directors (as that term is defined under the published listing requirements of Nasdaq).
Mr. Barry Balfe, ICON’s Chief Executive Officer, is an executive officer.

ICON plc – Notice of Annual General Meeting 2026
This will be the first AGM at which Mr. Kevin Egan and Mr. Jeff Elliott stand for election, having joined the Board on 1 June 2026. Mr. Kevin Egan and Mr. Jeff Elliott have also been appointed to the
Audit Committee.
Each of the Directors standing for election and re-election has demonstrated the necessary commitment to the role of Director and provides valuable skills, knowledge and experience and makes important contributions to the Board. Further information on the experience, qualifications and industry knowledge of the current Directors is available from the Form 20-F and on our website at
https://investor.iconplc.com/corporate-governance/board-of-directors and the details of current committee composition are set out on our website at https://investor.iconplc.com/corporate-
governance/committee-composition.
ICON’s 2025 Accounts (ordinary resolution 2)
This resolution is to review the Company's affairs and consider ICON’s 2025 accounts which have been audited by Ernst & Young, ICON’s independent auditors for the financial year ended 31
December 2025, and the report of the Directors and the auditors thereon.
Remuneration of Auditors (ordinary resolution 3)
This resolution authorises the Directors, acting through the Audit Committee, to fix the remuneration of the auditors.
Authority to issue shares up to 20% of share capital (ordinary resolution 4)
This resolution authorises the Directors to issue shares until the earlier of the next Annual General
Meeting of the Company or 30 January 2028 up to an aggregate of 20% of the share capital of the
Company without further shareholder approval.
This resolution is required under Irish law as the Company is an Irish incorporated company. The
20% cap on this resolution aligns with the Nasdaq rules which provide that up to 20% of share capital can be issued without shareholder approval.
Authority to issue shares up to 10% of share capital without offering to existing shareholders, with an additional 10% for funding capital investment or acquisitions (special resolution 5 and special resolution 6)
Resolution 5 authorises the Directors to issue shares for cash, subject to resolution 4, until the earlier of the next Annual General Meeting of the Company or 30 January 2028 up to an aggregate of 10% of the share capital of the Company without having to offer the shares to existing shareholders on a pro rata basis. Resolution 6 authorises the Directors to issue an additional 10% of the share capital for cash, again subject to resolution 4, on a non-pre-emptive basis provided that the proceeds of any such share issuance are to be used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) an acquisition or other capital investment.
A resolution authorising the issuance of shares for cash without such offer round is a requirement of
Irish law and there is no such requirement under the applicable U.S. Securities and Exchange
Commission (the “SEC”) rules or Nasdaq rules. As above, this year the authorities under these resolutions, if approved, will expire on the earlier of the next Annual General Meeting of the
Company or 30 January 2028.
The caps on resolutions 4, 5 and 6 provide our shareholders with anti-dilution protection equivalent to protections provided to the shareholders of many other Nasdaq-listed companies. Every year since the
Company was listed (apart from 2014, as resolutions with 5-year authority were passed in 2013), the
Directors have put resolutions to authorise the issuance of shares and to disapply offer round to the shareholders and each such resolution has been passed.

ICON plc – Notice of Annual General Meeting 2026
Authority to buy back shares up to 10% of share capital (ordinary resolution 7)
This resolution authorises the Company and its subsidiaries to purchase in the market (buy-back) up to 10% of the outstanding share capital of the Company. It is important both for the Company and shareholders that both the Company and its subsidiaries have flexibility to implement a buy-back
(without having to seek further shareholder approval) if market conditions favour a buy-back.  It should also be noted that while the applicable SEC rules and Nasdaq rules do not require shareholder approval prior to a share buy-back, this resolution is required as the Company is an Irish incorporated company and Irish law requires shareholders to pass such a resolution to give Directors the authority to buy back Company shares. The authority under this resolution expires on the earlier of the next
Annual General Meeting and 30 January 2028.
Authority to reissue shares held as treasury shares (special resolution 8)
This resolution authorises the price range at which the Company can reissue shares that it holds as treasury shares. Any share buy-back activity by the Company will result in ordinary shares either being cancelled or reissued as treasury shares. We may reissue treasury shares that we acquire through any share buy-back activities including in connection with our executive compensation programme, our employee restricted share unit programme and our other compensation programmes.  As a result of using this authority in this way, ICON would avoid the need to issue new shares (and the resulting shareholder dilution) when the vesting of equity awards triggers the requirement to issue shares.
The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be reissued are 95% and 120%, respectively, of the average closing price per ordinary share of the Company, as reported by Nasdaq, for the thirty (30)
trading days immediately preceding the proposed date of reissuance. Any reissuance of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.
Executive compensation
There is no resolution dealing with executive compensation as ICON, being a foreign private issuer, is not obliged to provide a “say on pay” shareholder resolution on executive compensation. Details of
ICON’s executive officers' compensation for 2025 are available in the IFRS Annual Report and Form
20-F for 2025 which are available at https://investor.iconplc.com/financials-filings/annual-reports.
Approval of Resolutions
Resolutions 1.1 to 1.10, 2, 3, 4 and 7 are ordinary resolutions which require approval of a simple majority of the votes cast in person or by proxy and resolutions 5, 6 and 8 are special resolutions which require approval of 75% of the votes cast in person or by proxy.
Recommendation of Directors
Your Board believes that the resolutions to be proposed at the AGM are in the best interests of the
Company and its shareholders.  Accordingly, your Directors unanimously recommend that you vote in favour of all resolutions as they intend to do in respect of the shares held by them.  On 18 June 2026, the Directors held 326,412 ordinary shares representing approximately 0.42% of the issued ordinary share capital of the Company.
Yours sincerely,
Ciaran Murray
Chair

ICON plc – Notice of Annual General Meeting 2026
ICON plc
South County Business Park,
Leopardstown,
Dublin 18, Ireland
+353-1-291-2000
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON 31 JULY 2026
To the Shareholders of ICON plc:
NOTICE is hereby given that the Annual General Meeting of the Company will be held at ICON’s global headquarters in South County Business Park, Leopardstown, Dublin 18, Ireland on 31 July
2026 at 11.00am (Dublin time) (the “AGM”).
ORDINARY BUSINESS
To consider and, if thought fit, pass the following ordinary resolutions:
1.To elect or re-elect as applicable, by separate resolutions, the following individuals who retire as Directors and, being eligible, offer themselves for election or re-election:
1.1    Mr. Ciaran Murray
1.2    Mr. Barry Balfe
1.3    Mr. Rónán Murphy
1.4    Dr. John Climax
1.5    Ms. Julie O’Neill
1.6    Mr. Eugene McCague
1.7Dr. Linda Grais
1.8Ms. Anne Whitaker
1.9Mr. Kevin Egan
1.10Mr. Jeff Elliott
2.To review the Company's affairs and consider the accounts for the year ended 31 December
2025 and the reports of the Directors and auditors thereon.
3.To authorise the Directors, acting through the Audit Committee, to fix the remuneration of the auditors.

ICON plc – Notice of Annual General Meeting 2026
SPECIAL BUSINESS
To consider and, if thought fit, pass the following ordinary resolution:
4.“That the Directors be and are hereby generally and unconditionally authorised, pursuant to
Section 1021 of the Companies Act 2014, to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to an aggregate nominal amount of €925,744.54 representing approximately 20% of the aggregate nominal value of the issued ordinary share capital of the Company as at 18 June 2026 and the authority conferred by this resolution shall expire on the earlier of the date of the next Annual
General Meeting of the Company or 30 January 2028, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of the authority conferred by this resolution, which would or might require any such securities to be allotted after the authority conferred by this resolution has expired and, in that case, the
Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”
To consider and, if thought fit, pass the following special resolutions:
5.“That, subject to the passing of Resolution 4, the Directors be and are hereby empowered pursuant to Section 1022 and Section 1023(3) of the Companies Act 2014, to allot equity securities (as defined in Section 1023 of the Companies Act 2014) for cash as if the provisions of sub-section (1) of the said Section 1022 did not apply to any such allotment up to an aggregate nominal amount of €462,872.27 representing approximately 10% of the aggregate nominal value of the issued ordinary share capital of the Company as at 18 June 2026 and the authority conferred by this resolution shall expire on the earlier of the date of the next Annual
General Meeting of the Company or 30 January 2028, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of the authority conferred by this resolution, which would or might require any such securities to be allotted after the authority conferred by this resolution has expired and, in that case, the
Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”
6.“That subject to the passing of Resolution 4, the Directors be and they are hereby authorised in addition to any authority granted under Resolution 5, to allot equity securities (as defined in
Section 1023 of the Companies Act 2014) for cash as if the provisions of sub-section (1) of the said Section 1022 did not apply to any such allotment provided that:
(i)The proceeds of any such allotment are to be used for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) an acquisition or other capital investment; and
(ii)The nominal value of all equity securities allotted pursuant to this authority together with the nominal value of all treasury shares (as defined in Section 106 of the
Companies Act 2014) reissued pursuant to Resolution 8 does not exceed €462,872.27 representing approximately 10% of the nominal value of the issued share capital as at
18 June 2026.
The authority conferred by this resolution shall expire on the earlier of the date of the next
Annual General Meeting of the Company or 30 January 2028, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of the authority conferred by this resolution, which would or might require any such securities to be allotted after the authority conferred by this resolution has expired and, in that

ICON plc – Notice of Annual General Meeting 2026
case, the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”
To consider and, if thought fit, pass the following ordinary resolution:
7.“That the Company and/or any subsidiary (as such expression is defined by Section 7 of the
Companies Act 2014) of the Company be and they are hereby generally authorised to make overseas market purchases (as defined by Section 1072(2) of the Companies Act 2014) of shares of any class of the Company on such terms and conditions and in such manner as the
Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act 2014 and the following restrictions and provisions:
(i)The maximum aggregate number of shares authorised to be acquired pursuant to this resolution shall not exceed 10% of the aggregate number of shares issued by the
Company at close of business on the date of passing of this resolution;
(ii)The minimum price (exclusive of expenses) which may be paid for any such share shall be an amount equal to the nominal value thereof; and
(iii)The maximum price (exclusive of expenses) to be paid for any ordinary share shall be an amount equal to 115% of the Nasdaq Official Closing Price (the “NOCP”) (as
reported by Nasdaq) of the Company’s ordinary shares on the trading day preceding the day on which the relevant shares are purchased by the Company.
The authority hereby conferred shall expire on the earlier of the date of the next Annual
General Meeting of the Company or 30 January 2028 or (if earlier) unless previously varied, revoked or renewed in accordance with the provisions of Section 1074 of the Companies Act
2014. The Company or any subsidiary may before such expiry make a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may make a purchase of shares pursuant to any such contract as if the authority hereby conferred had not expired.”
To consider and, if thought fit, pass the following special resolution:
8.“That the reissue price range at which any treasury shares held by the Company may be reissued off-market shall be as follows:
(i)the maximum price at which such treasury share may be reissued off-market shall be an amount equal to 120% of the “market price”;
(ii)the minimum price at which a treasury share may be reissued off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share plan operated by the Company or, in all other cases, an amount equal to 95% of the “market price”; and
(iii)for the purposes of this resolution, the “market price” shall mean the average closing price per ordinary share of the Company, as reported by Nasdaq, for the thirty (30)
trading days immediately preceding the proposed date of reissuance.

ICON plc – Notice of Annual General Meeting 2026
The authority hereby conferred to reissue treasury shares shall expire eighteen months from the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of Section 1078 of the Companies Act 2014.”
By Order of the Board of Directors,
Diarmaid Cunningham
Company Secretary
Dublin, Ireland
Dated: 26 June 2026

ICON plc – Notice of Annual General Meeting 2026
NOTES:
1. Information and Documentation
Information regarding the Annual General Meeting is available on the Company’s website
www.iconplc.com and from www.proxyvote.com.  If you require a paper copy of the Form
20-F or IFRS Annual Report, please contact Investor Relations at 1-888-381-7923 or
IR@iconplc.com.
2. Who is eligible to vote and how?
The record date for the Annual General Meeting is 18 June 2026.
If your shares are registered in your name, you are a shareholder of record. Shareholders of record who are entered in the Register of Members of the Company on 18 June 2026 shall be entitled to attend, speak, ask questions, vote, demand a poll, and/or join in the demand for a poll at the Annual General Meeting, or, if relevant, any adjournment thereof. Changes in the
Register of Members of the Company after that time will be disregarded in determining the right of any person to attend and/or vote at the Annual General Meeting.
For those shareholders whose shares are not held in their name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through The
Depository Trust Company (“DTC”), then their entitlement to vote is determined as at 18
June 2026.
Depending on whether your shares are registered in your name or whether your shares are held in a “street name” the arrangements are as follows:
Shareholder of Record: Shares Registered in Your Name
As a shareholder of record, you may vote in person at the Annual General Meeting or vote by proxy. In the case of joint holders, the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding. The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and voting at the Annual General Meeting should the shareholder subsequently wish to do so. A proxy need not be a member of the Company. If you wish to appoint more than one proxy or a person not listed on the Form of Proxy, please contact
Investor Relations at 1-888-381-7923 or IR@iconplc.com.
A Form of Proxy is enclosed with this notice of Annual General Meeting for shareholders of record. To be effective, the Form of Proxy duly completed and executed, together with any authority under which it is executed, or a copy thereof certified, must be deposited at the registered office of the Company, so as to be received by 11.59pm ET on 30 July 2026 or if the Annual General Meeting is adjourned, on the day that falls before the day appointed for the adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual General Meeting or adjourned meeting) the day before the taking of the poll at which it is to be used. Any alteration to the Form of Proxy must be initialled by the person who signs it.
Alternatively, provided it is received by 11.59pm ET on 29 July 2026 or if the Annual
General Meeting is adjourned, by 11.59pm ET on the day that falls 48 hours before the time appointed for the adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual General Meeting or adjourned meeting) by 11.59pm ET on the day that falls 48 hours before the taking of the poll at which it is to be used, the appointment of a proxy may be submitted by telephone or electronically, subject to the applicable terms and

ICON plc – Notice of Annual General Meeting 2026
conditions, using the phone number on the Form of Proxy and following the instructions provided or via the Internet by accessing Broadridge’s website www.proxyvote.com and following the instructions on the website. The information you need to appoint your proxy by telephone or electronically is included at the top of your Form of Proxy.
You need only vote in one way (so that, if you vote by Internet or by telephone, you need not return the Form of Proxy). In the case of a corporation, the Form of Proxy must be either executed under seal or signed on its behalf by a duly authorised officer or attorney.
Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent
If, as at 18 June 2026, your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through DTC, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organisation, together with instructions as to voting.  You will need to carefully follow the instructions from your broker, bank or other agent or contact your broker, bank or other agent if you have any queries.
As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account as per the instructions enclosed by your broker. You are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual General Meeting unless you contact your broker and obtain a valid proxy card from your broker or other agent.
Therefore, as a beneficial owner of shares registered in the name of your broker, bank or other agent, who in turn hold the shares through DTC, you should have received a voting instruction card and voting instructions with these proxy materials from that organisation rather than from us. Simply follow the instructions on the voting instruction card provided by your broker, bank or other agent to ensure that your vote is counted.
3. How many votes do you have?
The total number of issued ordinary shares on the record date, 18 June 2026, was 77,145,378.
On a vote on a show of hands, every shareholder present in person and every proxy has one vote (but no individual shall have more than one vote). On a poll, every shareholder present in person and every proxy shall have one vote for every share carrying rights of which he is the holder or proxy. Ordinary resolutions are required to be passed by a simple majority of shareholders voting in person or by proxy. Special resolutions are required to be passed by a majority of 75 per cent of shareholders voting in person or by proxy. In accordance with the
Company’s Constitution, no business shall be transacted at any AGM unless a quorum of shareholders of record is present at the time when the meeting proceeds to business. Except as provided in relation to an adjourned meeting, three shareholders of record, present in person or by proxy, entitled to vote upon business to be transacted, shall be a quorum.
4.Broker Voting
If your shares are held by a broker on your behalf (that is, in “street name”), and you do not instruct the broker as to how to vote these shares, the broker may not exercise discretion to vote for or against any proposals considered to be non-routine under applicable rules.  This would be a “broker non-vote” and these shares will not be counted as having been voted on such proposals. Please instruct your bank or broker so your vote can be counted on all proposals.

ICON plc – Notice of Annual General Meeting 2026
5.Can I change my vote after submitting my proxy?
Shareholder of Record: Shares Registered in Your Name
Yes. You can revoke your proxy at any time before the commencement of the Annual General
Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:
•You may submit another properly completed proxy with a later date. Your revised proxy must be received before the commencement of the Annual General Meeting at
11.00am Dublin time on 31 July 2026 or if the Annual General Meeting is adjourned, before the commencement of the adjourned meeting;
•You may send a written notice that you are revoking your proxy to Erina Fox, Deputy
Company Secretary, ICON plc at the registered office of the Company (being South
County Business Park, Leopardstown, Dublin 18, Ireland) or by email to
IR@iconplc.com. Your notice must be received before the commencement of the
Annual General Meeting at 11.00am Dublin time on 31 July 2026 or if the Annual
General Meeting is adjourned, before the commencement of the adjourned meeting; or
•You may attend the Annual General Meeting and vote in person.
Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent
If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them. Please contact your broker, bank or other agent if you have any queries.
6.What does it mean if I receive more than one set of materials?
If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.